Exhibit 99.1

FOR IMMEDIATE RELEASE: August 17, 2021

CONTACT: mindmed@150bond.com

MindMed Joins Critical Path Institute’s Patient-Reported Outcome Consortium

Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (the "Company"), a leading biotech company developing psychedelic-inspired therapies, has joined the Critical Path Institute’s (“C-Path’s”) Patient-Reported Outcome (PRO) Consortium to assist in the development of new approaches to advance medical innovation and regulatory science.

C-Path ( www.c-path.org ) has multiple active consortia and programs that leverage knowledge sharing to spur innovation. MindMed will participate in C-Path's PRO Consortium, contributing to its collaborative framework for qualification of clinical outcome assessments (COAs) for use as efficacy endpoint measures in clinical trials.

“We welcome the opportunity to contribute our expertise in real-world data collection. Working with this industry leading effort gives us an opportunity to shape best practices in clinical evaluation and digital measurement,” said MindMed's Chief Medical Officer Daniel Karlin, MD MA. “Technological advancement is allowing us to predict individual disease trajectories and outcomes, and enables us to build models of specific patterns and clusters of patient experiences. This progress paves the way for a new phase of personalized precision medicine.”

Stephen Joel Coons, PhD, Senior Vice President of C-Path’s COA Program, stated, “We are delighted to have MindMed join the PRO consortium, which further highlights MindMed’s commitment to patient-focused drug development. MindMed is blazing new trails in the treatment of a number of conditions that significantly impair human function and well-being, and we welcome its contributions to collaboratively advance our understanding of the science underpinning the measurement of clinical benefit.”

MindMed’s goal is to help create more personalization in the pharmaceutical field that can allow for more accurate drug selection and drug combinations, precise dosage, timing and frequency of administration, and adjacent therapeutic interventions including psychotherapies and digital therapeutics.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an Ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding MindMed’s role at C-Path, the ability to develop new approaches to advance innovation and regulatory science and MindMed’s success in its goals in the pharmaceutical field. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com

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